                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                             GEOSCIENCE CORPORATION
                                       AT
                              $6.71 NET PER SHARE
                                       BY
                            SERCEL ACQUISITION CORP.
                      A DIRECT, WHOLLY OWNED SUBSIDIARY OF
                                  SERCEL, INC.
                  AND AN INDIRECT, WHOLLY OWNED SUBSIDIARY OF
                       COMPAGNIE GENERALE DE GEOPHYSIQUE
     ----------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON FRIDAY, DECEMBER 10, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date at least 70% of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of GeoScience Corporation, a Nevada corporation (the "Company"), on a fully diluted basis on the date of purchase. Tech-Sym Corporation, the holder of 73% of the outstanding Shares on a fully diluted basis, has agreed to tender its Shares within five business days of the commencement of the Offer pursuant to the Shareholder Agreement described herein. The Offer is also conditioned on the receipt by Compagnie Generale de Geophysique, a French societe anonyme (the "Parent"), of financing sufficient to consummate the Offer and the Merger, as well as certain other conditions contained in this Offer To Purchase. The Parent has received a financing commitment in an amount sufficient to consummate the Offer and the Merger on the terms described herein, which commitment is subject to certain conditions set forth in Section 10 of this Offer To Purchase. See the Introduction and Sections 1, 12, 14 and 15 of this Offer To Purchase.

    THE COMPANY, THE PARENT AND SERCEL ACQUISITION CORP. (THE "PURCHASER") HAVE ENTERED INTO A DEFINITIVE AGREEMENT PROVIDING FOR THE ACQUISITION OF THE COMPANY BY THE PARENT PURSUANT TO THE OFFER AND A FOLLOW-UP MERGER. THE BOARD OF DIRECTORS OF THE COMPANY (WITH ONE DIRECTOR DISSENTING) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
                            ------------------------

    Any Stockholder desiring to tender all or a portion of its Shares should
(a) complete and sign the Letter(s) of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, (b) mail or deliver the Letter(s) of Transmittal and any other required documents to the Depositary, and (c) either deliver the certificates representing those Shares ("Certificates") to the Depositary along with the Letter(s) of Transmittal or tender those Shares pursuant to the procedures for book-entry transfer set forth in Section 3 hereof. A Stockholder whose Shares are held in "street name" or otherwise through a broker, bank or other nominee must contact the broker, bank or other nominee who holds the Shares for the Stockholder if the Stockholder desires to tender such Shares.

    Any Stockholder who desires to tender Shares and whose Certificate(s) are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis must tender those Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.

    QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. Requests for additional copies of this Offer To Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                            ------------------------

October 29, 1999

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Introduction..........................................................      1

 SECTION

    1.    Terms of the Offer..........................................      3

    2.    Acceptance for Payment and Payment for Shares...............      4

    3.    Procedure for Tendering Shares..............................      5

    4.    Withdrawal Rights...........................................      8

    5.    Certain U.S. Federal Income Tax Consequences of the Offer
          and the Merger..............................................      9

    6.    Price Range of the Shares; Dividends on the Shares..........     10

    7.    Effect of the Offer on the Market for Shares, Stock Exchange
          Listing and Exchange Act Registration and Qualification of
          Shares as Margin Securities.................................     11

    8.    Certain Information Concerning the Company..................     12

    9.    Certain Information Concerning the Parent, the Purchaser and
          the Purchaser's Stockholders................................     14

    10.   Source and Amount of Funds..................................     16

    11.   Background of the Offer.....................................     17

    12.   Purpose of the Offer and the Merger; Plans for the Company;
          The Merger Agreement; The Shareholder Agreement; Other
          Matters.....................................................     20

    13.   Dividends and Distributions.................................     29

    14.   Certain Conditions of the Offer.............................     29

    15.   Certain Legal Matters and Regulatory Approvals..............     31

    16.   Fees and Expenses...........................................     33

    17.   Miscellaneous...............................................     33

Schedule I--Directors and Executive Officers of the Parent and the
  Purchaser...........................................................    I-1

To the Holders of Shares of Common Stock of
  GeoScience Corporation

                                  INTRODUCTION

    Sercel Acquisition Corp. (the "Purchaser"), a newly formed direct, wholly owned subsidiary of Sercel, Inc. ("Sercel") and an indirect, wholly owned subsidiary of Compagnie Generale de Geophysique, a French societe anonyme (the "Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of GeoScience Corporation, a Nevada corporation (the "Company"), at a purchase price of $6.71 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in this Offer To Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to either, collectively constitute the "Offer"). Tendering Stockholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares in "street name" or otherwise through a broker, bank or other nominee should consult with such institution as to whether there are any fees applicable to a tender of Shares. The Purchaser will pay all charges and expenses of Continental Stock Transfer & Trust Company, as the depositary (the "Depositary"), and MacKenzie Partners, Inc., as the information agent (the "Information Agent"), in connection with the Offer. See Section 16.

    THE COMPANY, THE PARENT AND THE PURCHASER HAVE ENTERED INTO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 23, 1999 (THE "MERGER AGREEMENT"), PROVIDING FOR THE ACQUISITION OF THE COMPANY BY THE PARENT, PURSUANT TO THE OFFER AND THE MERGER (AS DEFINED BELOW). THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") (WITH ONE DIRECTOR DISSENTING) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    Morgan Keegan & Company, Inc., the Company's financial advisor (the "Company Financial Advisor"), has delivered to the Company Board its opinion, dated October 22, 1999 (the "Company Financial Advisor's Opinion"), to the effect that, as of that date and based on and subject to certain matters stated in the opinion, the $6.71 per Share cash consideration to be received in the Offer and the Merger by the Stockholders, and the other financial terms of the Merger Agreement, are fair, from a financial point of view, to the Stockholders. A copy of the Company Financial Advisor's Opinion is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") in connection with the Offer, a copy of which is being furnished to Stockholders concurrently with this Offer To Purchase. Stockholders are urged to read the Company Financial Advisor's Opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by the Company Financial Advisor.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE AT LEAST 70% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE "MINIMUM CONDITION"). FOR PURPOSES OF THE MINIMUM CONDITION, THE PHRASE "ON A FULLY DILUTED BASIS" MEANS THE NUMBER OF SHARES OUTSTANDING, TOGETHER WITH THE NUMBER OF SHARES THE COMPANY IS THEN REQUIRED TO ISSUE PURSUANT TO OBLIGATIONS OUTSTANDING AT THAT DATE UNDER EMPLOYEE STOCK OPTIONS, BENEFIT PLANS OR OTHER RIGHTS TO PURCHASE OR ACQUIRE SHARES, ASSUMING THE ABSENCE OF ANY VESTING REQUIREMENTS OR CONDITIONS. BY VIRTUE OF THE PARENT'S RIGHTS UNDER THE SHAREHOLDER AGREEMENT, THE MINIMUM CONDITION WILL BE CAPABLE OF BEING SATISFIED IRRESPECTIVE OF WHETHER OR NOT OTHER STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

    THE OFFER IS ALSO SUBJECT TO VARIOUS CONDITIONS RELATING TO THE PARENT'S RECEIPT OF FINANCING SUFFICIENT TO CONSUMMATE THE OFFER AND THE MERGER. THESE CONDITIONS INCLUDE THE CONSUMMATION OF A RIGHTS OFFERING BY THE PARENT OF ITS ORDINARY SHARES RESULTING IN THE RECEIPT BY THE PARENT OF AT LEAST FRF 300,000,000 (APPROXIMATELY 46 MILLION EUROS AS OF THE DATE OF THE MERGER AGREEMENT) IN GROSS AGGREGATE PROCEEDS, THE CLOSING OF A PRIVATE PLACEMENT OF THE PARENT'S ORDINARY SHARES TO A U.S. INSTITUTIONAL INVESTOR RESULTING IN

GROSS AGGREGATE PROCEEDS TO THE PARENT SUFFICIENT TO CONSUMMATE THE OFFER AND THE MERGER AND THE APPROVAL BY THE PARENT'S STOCKHOLDERS OF THE SHARE CAPITAL INCREASE NECESSARY TO CLOSE THAT PRIVATE PLACEMENT (COLLECTIVELY, THE "FINANCING CONDITIONS"). SEE SECTION 10. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CUSTOMARY CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1, 12, 14 AND 15.

    Pursuant to a Shareholder Agreement, dated as of October 23, 1999 (the "Shareholder Agreement"), Tech-Sym Corporation, the Company's majority stockholder (the "Majority Stockholder"), has (a) agreed to tender to the Purchaser in the Offer all Shares beneficially owned by the Majority Stockholder, which represented as of the date of the Shareholder Agreement 73% of the outstanding Shares on a fully diluted basis, (b) granted to the Parent an irrevocable proxy to vote the Majority Stockholder's Shares in favor of the Merger and against proposals adverse to or conflicting with the transactions contemplated by the Merger Agreement, and (c) granted to the Purchaser an option to purchase the Shares beneficially owned by it at the Per Share Amount under certain circumstances. The option is exercisable in whole or in part if, among other things, the Merger Agreement becomes terminable under circumstances that could entitle the Purchaser to termination fees under the Merger Agreement (regardless of whether the Merger Agreement is actually terminated). See
Section 12.

    The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that after the purchase of Shares pursuant to the Offer, subject to the satisfaction or waiver of certain conditions, either (a) if more than 90% of the Shares are purchased pursuant to the Offer, at the option of the Parent or the Purchaser, the Company will be merged into the Purchaser, or (b) if less than 90% of the Shares are purchased pursuant to the Offer, the Purchaser will be merged into the Company (in either case, the "Merger"). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive the Per Share Amount (or any greater amount paid for Shares pursuant to the Offer), in cash payable to the holder thereof, without interest, prorated for fractional Shares and less any required withholding taxes (the "Merger Consideration"). Following the Merger, the Company will become an indirect, wholly owned subsidiary of the Parent.

    The completion of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger Agreement by the requisite vote or consent of the Stockholders. The Company's By-Laws and the Nevada Revised Statutes ("Nevada Law") require the affirmative vote of holders of at least a majority of the outstanding Shares to approve the Merger. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, the Purchaser will own a sufficient number of Shares to ensure that the Merger Agreement will be approved, regardless of the vote of any other Stockholder. Under Nevada Law, if after consummation of the Offer the Purchaser owns at least 90% of the Shares then outstanding, the Purchaser will be able to cause a merger of the Company into the Purchaser to occur without a vote of Stockholders. If, however, after consummation of the Offer, the Purchaser owns less than 90% of then-outstanding Shares, a vote of the Stockholders will be required under Nevada Law to approve the Merger Agreement, and a significantly longer period of time may be required to effect the Merger. The Majority Stockholder has granted the Parent its proxy to vote all the Shares beneficially owned by the Majority Stockholder in favor of the Merger, and against any alternative transaction. Accordingly, if the Purchaser acquires more than a majority of the outstanding Shares pursuant to the Offer or if the Parent exercises its rights under the Shareholder Agreement, the Merger Agreement will be approved regardless of the vote of any other Stockholder. See Section 12.

    No dissenters' or appraisal rights are available under Nevada Law in connection with the Offer or the Merger unless the Shares are no longer quoted on Nasdaq at the time of the Merger, as described in Section 12.

    The Merger Agreement and the Shareholder Agreement are more fully described in Section 12. The sources of financing for the Offer and the Merger and the conditions to such financing are more fully described in Section 10. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares into the Merger Consideration pursuant to the Merger are described in Section 5.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.  TERMS OF THE OFFER

    On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment (and thereby purchase) all Shares that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on Friday, December 10, 1999, unless and until the Purchaser, in accordance with the terms of the Offer and the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

    The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the Financing Conditions. The Offer is also subject to certain other customary conditions set forth in Section 14, including the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), and the receipt of all required approvals, if any, under the antitrust laws of the European Union and any member country thereof (collectively, the "Antitrust Approvals"). The Purchaser may, without the consent of the Company, extend the Expiration Date of the Offer in the event that any Offer Condition is not satisfied or waived at the time that the Expiration Date would otherwise occur, but not beyond February 15, 2000 (the "Outside Date"), provided, however, that the Outside Date may be extended, without the consent of the Company, to March 31, 2000 in the event that the closing has not occurred by February 15, 2000 because at least 90% of the Shares have not been validly tendered in the Offer or the Parent has failed to obtain the Antitrust Approvals. Subject to applicable legal requirements, the Purchaser may amend the Offer or waive any Offer Condition (other than the Minimum Condition) in its sole discretion. However, the Purchaser may not (a) decrease or change the form of the Per Share Amount, (b) decrease the number of Shares sought in the Offer, (c) amend or waive the Minimum Condition, or (d) impose conditions on the Offer other than the Offer conditions set forth in Section 14 (the "Offer Conditions") without the prior written consent of the Company. Assuming the prior satisfaction or waiver of the Offer Conditions, all Shares validly tendered and not withdrawn pursuant to the Offer will be accepted for payment and paid for as soon as practicable after the Expiration Date. Subject to the terms of the Merger Agreement and the rights of tendering Stockholders to withdraw their Shares, the Purchaser will retain all tendered Shares until the Expiration Date.

    Subject to the applicable regulations of the Commission and the terms of the Merger Agreement as described in the next paragraph, the Purchaser also expressly reserves the right, in its sole discretion, to (a) delay payment for the Shares pending receipt of any regulatory or governmental approvals specified in Section 15, (b) terminate the Offer if any Offer Condition referred to in
Section 14 has not been satisfied prior to the Expiration Date or upon the occurrence of any event specified in Section 14, (c) waive any Offer Condition (except the Minimum Condition), and (d) except as set forth in the Merger Agreement, otherwise amend the Offer in any respect, in any such case by giving oral or written notice of such termination, waiver or amendment to the Depositary. The Purchaser may exercise such rights even if the Purchaser has previously accepted Shares for payment.

    The rights reserved by the Purchaser in the immediately preceding paragraph are in addition to the Purchaser's rights described in Section 14. The Purchaser may also extend the Offer in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

    If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. The staff of the Commission has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a period of up to ten business days may be required to allow for adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

    The Company has provided the Purchaser with mailing labels containing the names and addresses of all record holders of the Shares and security position listings for the purpose of disseminating the Offer to the Stockholders. This Offer To Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will, as soon as practicable after the Expiration Date, accept for payment (and thereby purchase) and pay for Shares that are validly tendered and not properly withdrawn prior to the Expiration Date. Subject to the applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, the Shares in order to comply, in whole or in part, with any other applicable law, government regulation or condition contained therein. See Sections 1, 14 and 15.

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in Section 3) with respect to the Shares), (b) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent's Message), and (c) all other documents required by the Letter of Transmittal. See Section 3.

    The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as defined in Section 3) to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that (a) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, (b) such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (c) the Purchaser may enforce such agreement against such participant.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) tendered Shares if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering Stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering Stockholders whose Shares have been accepted for payment. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights described in
Section 14, the Depositary may, nevertheless, on behalf of the Purchaser, retain the tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

    UNDER NO CIRCUMSTANCES WILL INTEREST ACCRUE ON THE CONSIDERATION TO BE PAID FOR THE SHARES BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not purchased for any reason or if Certificates are submitted for more Shares than are tendered, Certificates for the Shares not purchased or tendered will be returned pursuant to the instructions of the tendering Stockholder without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in
Section 3, the Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    The Purchaser reserves the right, subject to the provisions of the Merger Agreement, to assign, in whole or from time to time in part, to one or more of the Parent's subsidiaries or affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but no such assignment will relieve the Parent or the Purchaser of its obligations under the Offer or prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

    If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per Share pursuant to the Offer, the Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not the Shares were tendered prior to the increase in consideration.

3.  PROCEDURE FOR TENDERING SHARES

    VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, either (a) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent's Message), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date and either (x) Certificates representing tendered Shares must be received by the Depositary at any one of those addresses prior to the Expiration Date or (y) the Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date, or (b) the tendering Stockholder must comply with the guaranteed delivery procedures set forth below. If Certificates for Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) must accompany each such delivery. No alternative, conditional or contingent tenders will be accepted.

    THE METHOD OF DELIVERY OF CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer To Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation."

    DELIVERY OF THE LETTER OF TRANSMITTAL OR OTHER DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY OF THE LETTER OF TRANSMITTAL OR SUCH OTHER DOCUMENTS TO THE DEPOSITARY.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of Shares tendered therewith (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility system whose name appears on a security position listing as the owner of the Shares) and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loans associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

    If the Certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or if Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the Certificates representing the tendered Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or owners appears on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a Stockholder wishes to tender Shares pursuant to the Offer and the Stockholder's Certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to be received by the

Depositary prior to the Expiration Date, the Shares may nevertheless be tendered if all the following guaranteed delivery procedures are complied with:

        (a) The tender is made by or through an Eligible Institution;

        (b) A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser with this Offer To Purchase, is received by the Depositary as provided below prior to the Expiration Date; and

        (c) The Certificates for all tendered Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent's Message) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery. A "Nasdaq trading day" is any day on which The Nasdaq Stock Market, Inc.'s ("Nasdaq") Nasdaq National Market is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mailed to the Depositary and must include an endorsement by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery and a representation that the Stockholder on whose behalf the tender is being made is deemed to own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act.

    Notwithstanding any other provision of this Offer To Purchase, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of Certificates for (or Book-Entry Confirmation with respect to) the Shares, the Letters of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering Stockholders at the same time, and will depend upon when Share certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary's account at the Book-Entry Transfer Facility.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE PAYMENTS MADE TO STOCKHOLDERS WITH RESPECT TO THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER OR THE CONVERSION OF SHARES IN THE MERGER, A STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH ITS CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT IT IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE SECTION 5 BELOW AND INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by the Purchaser in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Shares.

    The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter(s) of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    APPOINTMENT AS PROXY. By executing the Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of the Purchaser as its attorneys-in-fact and proxies, with full power of substitution and resubstitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Stockholder's rights with respect to the Shares tendered by the Stockholder and purchased by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares, on or after the date of the Offer. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the Shares for payment. Upon acceptance for payment, all prior powers of attorney and proxies given by the Stockholder with respect to the Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Stockholder. The designees of the Purchaser will be empowered to exercise all voting and other rights of the Stockholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including without limitation in respect of any annual or special meeting of the Stockholders, or any adjournment or postponement of any such meeting.

    The Purchaser reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon the Purchaser's acceptance for payment of the Shares, the Purchaser must be able to exercise full voting and other rights with respect to the Shares, including voting at any meeting of Stockholders then scheduled.

    The Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS

    Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by the Purchaser as provided in this Offer To Purchase, may also be withdrawn at any time after December 28, 1999.

    If the Purchaser extends the Offer, is delayed in its purchase of or payment for Shares, or is unable to purchase or pay for Shares for any reason then, without prejudice to the rights of the Purchaser, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

    The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Shares is subject to the terms of the Merger Agreement and provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the Shares. If Certificates representing Shares have been delivered or otherwise identified to the Depositary then, prior to the release of the Certificates, the tendering Stockholder must also submit the serial numbers shown on the particular Certificates representing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible

Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares.

    All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. No withdrawal of Shares will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of the Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

    Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE MERGER

    INTRODUCTION. The following is a summary of the material federal income tax consequences of the Offer and the Merger to Stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive the Merger Consideration in the Merger. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations thereunder (the "Treasury Regulations"), and published rulings and court decisions, all in effect as of the date hereof, all of which are subject to change, possibly retroactively. Retroactive legislative, administrative and judicial decisions, which may occur, could affect the accuracy of any statements and conclusions set forth below. This discussion is directed solely at Stockholders who hold their Shares as "capital assets" within the meaning of Section 1221 of the Code, who are United States Persons (as defined below) and who use the U.S. dollar as their functional currency. It is not directed at holders of options or other rights to acquire Shares, apart from any consequences to them with respect to actual Shares held. This discussion does not address all aspects of federal income taxation that may be relevant to a particular Stockholder in light of such Stockholder's personal investment circumstances, or to those Stockholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign corporations, nonresident alien individuals, banks, financial institutions, regulated investment companies, brokers and dealers in securities, and holders who hold their Shares as part of a hedge or straddle) or to Stockholders who acquired their Shares through the exercise of employee stock options or other compensation arrangements. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to a Stockholder.

    For purposes of this discussion, the term "United States Person" means the beneficial owner of Shares who is (a) a citizen or resident of the United States, (b) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (c) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

    CONSEQUENCES OF THE OFFER AND THE MERGER TO STOCKHOLDERS. The receipt of the Per Share Amount and the Merger Consideration will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, a Stockholder will recognize gain or loss equal to the difference between its adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Such gain or loss will be capital gain or loss and will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. In the case of a non-corporate Stockholder who holds the Shares long-term (longer than one year), the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax applicable to ordinary income. Limitations on the deductibility of capital losses by both individual and corporate Stockholders may apply, depending on a Stockholder's particular circumstances.

    BACKUP TAX WITHHOLDING. A Stockholder may be subject, under certain circumstances, to "backup withholding" for federal income tax purposes at a 31% rate with respect to payments made in connection with the Offer or the Merger. Backup withholding generally applies if the Stockholder (a) fails to furnish his social security number or other taxpayer identification number ("TIN") in the manner required by the Code or (b) furnishes an incorrect TIN. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. Each Stockholder should consult with its own tax advisor as to its qualifications for exemption from withholding and the procedure for obtaining such exemption.

    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO THEM IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company Form 10-K"), the Shares are traded on the Nasdaq National Market under the symbol "GSCI." The following table sets forth, for the periods indicated, the reported high and low closing sale prices for the Shares on the Nasdaq National Market as reported in the Company Form 10-K with respect to calendar years 1997 and 1998, and as reported thereafter by published financial sources with respect to calendar year 1999.

                                                                   HIGH           LOW
                                                              ---------------   --------
1997
First Quarter...............................................  $         15.00    $11.00
Second Quarter..............................................            13.75      9.00
Third Quarter...............................................            14.63      9.63
Fourth Quarter..............................................            13.50      9.38
1998
First Quarter...............................................  $         12.50    $10.00
Second Quarter..............................................            14.50     10.25
Third Quarter...............................................            13.88      8.50
Fourth Quarter..............................................            11.00      8.25
1999
First Quarter...............................................  $         16.75    $ 5.09
Second Quarter..............................................             8.00      4.94
Third Quarter...............................................             7.94      5.31
Fourth Quarter (through October 28, 1999)...................             7.25      6.00

    On October 25, 1999, the last full trading day before the public announcement of the Merger Agreement, the last reported sale price on the Nasdaq National Market was $6.00 per Share. On October 28, 1999, the last full trading day before the commencement of the Offer, the last reported sale price on the Nasdaq National Market was $6.53 per Share.

    The Company has never paid any dividends. The Company has agreed in the Merger Agreement that, prior to the Effective Time, it will not declare, set aside or pay any dividends on, or make any other distributions in respect of, the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, STOCK EXCHANGE LISTING AND EXCHANGE ACT REGISTRATION AND QUALIFICATION OF SHARES AS MARGIN SECURITIES

    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per Share Amount.

    NASDAQ QUOTATION. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. According to Nasdaq's published guidelines, the Shares would not be eligible to be included for quotation if, among other things, the number of publicly held Shares falls below 750,000, the number of holders of Shares falls below 400 or the aggregate market value of such publicly held Shares falls below $5,000,000. If these standards are not met, the Shares might continue to be quoted on The Nasdaq SmallCap Market, Inc., but if the number of holders of the Shares falls below 300, or if the number of publicly held Shares falls below 500,000, or if the aggregate market value of such publicly held Shares falls below $1,000,000 or there are not at least two registered and active market makers (one of which may be a market maker entering a stability bid), Nasdaq rules provide that the Shares would no longer qualify for inclusion in Nasdaq and Nasdaq would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Company or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event the Shares are no longer eligible for Nasdaq quotation, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

    The Purchaser has been advised by the Company that, as of October 28, 1999, there were 30 holders of record of the Shares. The Company has advised the Purchaser that it believes that the number of beneficial owners of the Shares as of October 28, 1999 is approximately 900.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), and the requirement of furnishing a proxy statement in connection with Stockholders' meetings pursuant to Section 14(a), no longer applicable to the Shares. Furthermore, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to the Company. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for termination of registration under the Exchange Act, and it is the intention of the Purchaser to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

    If registration of the Shares is not terminated prior to the Merger, then following the consummation of the Merger, the Shares will no longer be eligible for Nasdaq quotation and the registration of the Shares under the Exchange Act will be terminated.

    MARGIN REGULATIONS. The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

    If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for reporting by Nasdaq. The Purchaser intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Shares are met.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

    GENERAL INFORMATION. The Company is a Nevada corporation with its principal executive offices located at 10500 Westoffice Drive, Suite 200, Houston, Texas 77042-5326. The Company was formed in 1996. The Company became a publicly traded company as a result of an initial public offering, and the Shares began trading on Nasdaq on May 17, 1996. The following description of the Company's business has been derived in part from the Company Form 10-K and is qualified in its entirety by reference to the Company Form 10-K. Such report may be obtained from the offices of the Commission in the manner set forth under "Available Information" below.

    The Company's strategy focuses on the development of technologically advanced products to facilitate the process of, and to decrease the time involved in, acquiring seismic data needed by the oil and gas exploration and production industry. Additionally, the Company seeks to acquire product lines, technology and businesses that complement internal product development.

    The Company's primary products are seismic data acquisition systems and related products that are designed for use primarily in marine environments, as well as products for use in land and transition zone environments. These systems collect acoustic energy produced by air guns, dynamite or other sound sources that is reflected from underground or subsea geological formations. The acoustic energy is collected by remote sensors in the water, on the ocean floor, or on land and converted to digital signals that are transmitted to a central recording unit or a portable recording unit. The recording unit simultaneously records the digital signals transmitted from multiple remote sensors.

    The Company provides repair and maintenance services related to the products it sells and on similar products manufactured by others. The Company also leases its equipment under operating leases with terms generally up to three years. Additionally, the Company provides specialized computer workstation services to oil, gas and energy companies.

    HISTORICAL FINANCIAL INFORMATION. Certain selected consolidated financial information for the Company excerpted from the Company Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (the "Company Form 10-Q") is set forth below. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth below under "Available Information."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                    (In thousands, except per Share amounts)

                                                  SIX MONTHS ENDED JUNE 30,
                                   -------------------------------------------------------    YEAR ENDED DECEMBER 31,
                                                         (UNAUDITED)                         --------------------------
INCOME STATEMENT DATA                         1999                         1998                         1998
---------------------              --------------------------   --------------------------   --------------------------
Operating revenues...............                      57,717                       66,512                      122,933
Net income (loss)................                     (17,170)                       9,577                        7,509
Diluted earnings (loss) per
  Share..........................                       (1.72)                         .96                          .75
Weighted average Shares
  outstanding, diluted...........                       9,985                       10,012                       10,008
Dividends per Share..............                          --                           --                           --


                                                   YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------
INCOME STATEMENT DATA                         1997                         1996
---------------------              --------------------------   --------------------------
Operating revenues...............                      94,451                       90,896
Net income (loss)................                         850                        3,667
Diluted earnings (loss) per
  Share..........................                         .08                          .39
Weighted average Shares
  outstanding, diluted...........                      10,109                        9,451
Dividends per Share..............                          --                           --

                                                           JUNE 30,       DECEMBER 31,   DECEMBER 31,
BALANCE SHEET DATA                                     1999 (UNAUDITED)       1998           1997
------------------                                     ----------------   ------------   ------------
Total current assets.................................        68,050          107,199        102,586
Total assets.........................................       120,412          150,850        148,190
Total current liabilities............................        52,381           65,067         65,868
Long-term debt.......................................         5,455            5,413          9,445
Total shareholders investment........................        61,874           79,590         71,767

    On October 29, 1999, the Company announced operating revenues for the nine month period ended September 30, 1999 of $68.8 million (unaudited) and a net loss for such period of $19.9 million (unaudited) or $1.99 per diluted Share (unaudited). This compares to operating revenues of $91.2 million (unaudited) and net income of $6.9 million (unaudited), or $0.69 per diluted Share (unaudited), for the corresponding nine month period in 1998.

    CERTAIN FORWARD-LOOKING INFORMATION. During the course of discussions among the Parent, the Purchaser and the Company that led to the execution of the Merger Agreement, the Company provided the Parent with certain business and financial information that was not publicly available, including the Company's internal business plan for fiscal years 1999 and 2000 for its principal subsidiary, Syntron, Inc. The Company's business plan for the year 1999 projects net revenue of Syntron, Inc. of between $90.2 and $95 million and a net operating loss of between $26.5 and $31 million. The Company's consolidated results are not expected to differ materially from Syntron, Inc.'s results. The Company's business plan for the year 2000 projects net revenue of the Company of between $60 and $113 million and net operating income between $0 and $12 million. The actual results will depend largely on the conditions of the marine seismic industry and the success of the Company's new solid streamer cable product line. The foregoing forecasts make certain assumptions regarding the Company's revenues, variable and fixed costs, expenses, including interest expense, growth rates and certain other future conditions affecting the Company's results of operations. Under the Merger Agreement, the Company is under no obligation to update the forecast. These forecasts should be read together with the financial statements of the Company referred to herein.

    THE COMPANY FORECASTS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING FINANCIAL FORECASTS, AND ARE INCLUDED IN THIS OFFER TO PURCHASE ONLY BECAUSE THEY WERE PROVIDED TO THE PARENT. NONE OF THE PARENT, THE PURCHASER OR ANY OF THEIR REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THESE FORECASTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE FORECASTS ARE BASED UPON A VARIETY OF ASSUMPTIONS (NOT ALL OF WHICH WERE STATED THEREIN AND NOT ALL OF WHICH WERE PROVIDED TO THE PARENT OR THE PURCHASER) RELATING TO THE BUSINESSES OF THE COMPANY, WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND THE PARENT. THERE CAN BE NO ASSURANCE THAT THESE FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE FORECASTS SET FORTH ABOVE SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE PARENT, THE PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR

REPRESENTATIVES OR BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES THAT THE FORECASTED RESULTS WILL BE ACHIEVED.

    AVAILABLE INFORMATION. The Company is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, the Company files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of Shares and any material interest of those persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or through the Commission's website (http://www.sec.gov).

    Although neither the Parent nor the Purchaser believes, as of the date of this Offer To Purchase, that statements contained herein based upon such documents are untrue in any material respect, none of the Parent, the Purchaser or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company, furnished by the Company or contained in the documents and records referred to herein or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Parent and the Purchaser.

9. CERTAIN INFORMATION CONCERNING THE PARENT, THE PURCHASER AND THE PURCHASER'S STOCKHOLDERS

    The Parent is a French societe anonyme, with its principal executive offices located at 1, rue Leon Migaux, 91341 Massy, France. The Parent, through its wholly and partially owned companies, is both a leading integrated international provider of geophysical services and software products, and a leading manufacturer of geophysical equipment. Its principal clients are oil and gas companies that use seismic imaging to aid in exploration and development of reserves.

    For the year ended December 31, 1998, the Parent realized consolidated revenues of $731.4 million and a net loss of $43.4 million. Its aggregate market capitalization as of December 31, 1998 (number of outstanding shares times market price as of December 31, 1998) was approximately $295.8 million (converted into U.S. dollars based on the Noon Buying Rate of December 31,
1998). The Parent's ordinary shares are listed on the monthly settlement market of the Premier Marche of the Paris Bourse, and the Parent's American Depositary Shares are listed on the New York Stock Exchange under the symbol "GGY". The name, age, business address, citizenship, present principal occupation and employment history for the past five years of each of the executive officers and directors of the Parent and the Purchaser are set forth on Schedule I.

    The Purchaser, a Nevada corporation, was organized to acquire all of the Shares pursuant to the Offer and the Merger and has not conducted any unrelated activities since its organization. All of the outstanding capital stock of the Purchaser is owned directly by Sercel, Inc. and indirectly by the Parent. The principal executive offices of the Purchaser are part of the principal executive offices of Sercel, Inc. Sercel, Inc. is an Oklahoma corporation with its principal executive offices located at 17155 Park Row, Houston, Texas 77084. Sercel, Inc. is owned 100% by CGG Americas, Inc.

    CGG Americas, Inc. ("CGG Americas") is a Texas corporation, with its principal executive offices located at 16430 Park Ten Place, Houston, Texas 77084 and is owned 40% by Sercel Holding S.A. and 60% by the Parent. Sercel Holding S.A. is a French limited liability company registered in the Registrar of Commerce of Nantes, with its principal executive offices located at 16, rue de Bel-Air, 44470 Carquefou, Loire Atlantique and is wholly owned by the Parent.

HISTORICAL FINANCIAL INFORMATION

    The Parent is subject to the informational filing requirements of a foreign private issuer under the Exchange Act. Certain selected consolidated financial information for the Parent that is excerpted from the Parent's Annual Report on Form 20-F for the fiscal year ended December 31, 1998 (the "Parent 20-F") is set forth below. More comprehensive financial information relating to the Parent is included in the Parent 20-F. The Parent 20-F, as well as all reports and other documents filed with the Commission by the Parent since the date of the Parent 20-F, if any, are incorporated herein by reference. Such reports and other documents should be available for inspection and copies should be obtainable from the offices of the Commission in the same manner as set forth under the caption "Available Information" in Section 8 above.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                                 (In millions)

                                                           YEAR ENDED DECEMBER 31,
                                   ------------------------------------------------------------------------
                                     1998         1998         1997         1996        1995        1994
                                   ---------   ----------   ----------   ----------   ---------   ---------
                                    USD(1)        FRF          FRF          FRF          FRF         FRF
INCOME STATEMENT DATA
---------------------------------
Operating revenues...............      731.4      4,086.6      4,593.3      3,073.8     2,528.9     2,504.5
Net income (loss)................      (43.4)      (242.7)       153.3          2.4      (119.8)     (274.8)
Weighted average number of shares
  outstanding....................        5.1          5.1          4.6          3.5         3.1         3.1
Weighted average number of ADS's
  outstanding....................       25.3         25.3         23.0           --          --          --
Dividends per share..............         --           --           --           --          --          --

                                              DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                  1998           1998           1997           1996
                                              ------------   ------------   ------------   ------------
                                                 USD(1)          FRF            FRF            FRF
BALANCE SHEET DATA
--------------------------------------------
Property, plant, vessels and equipment......      169.1           944.8          773.3          689.5
Working capital (2).........................       83.4           466.2          657.9          326.2
Long term debt and bank overdrafts..........      125.7           702.4          821.8          687.3
Cash and cash equivalents...................       35.3           197.0          603.3          212.0
Shareholder's equity........................      196.0         1,095.1        1,349.2          644.1
Total assets................................      596.9         3,335.2        3,666.1        2,619.7

------------------------

(1) US dollar amounts have been translated solely for the convenience of the reader at an exchange rate of FRF 5.587 to US $1.00, the Noon Buying Rate in New York City on December 31, 1998.

(2) Consists of trade accounts and notes receivable, inventories and work-in progress and other current assets less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers and other current liabilities.

    Except as set forth elsewhere in this Offer To Purchase or Schedule I hereto, (a) neither the Parent nor the Purchaser nor, to the knowledge of the Parent or the Purchaser, any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of the Parent or the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days, or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (b) there have been no transactions which would require reporting under the rules and regulations of the Commission between the Parent or the Purchaser or any of their respective subsidiaries or, to the knowledge of the Parent or the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, and (c) there have been no contacts, negotiations or transactions between the Parent or the Purchaser or any of their respective subsidiaries or, to the knowledge of the Parent or the Purchaser, any of the persons listed in
Schedule I hereto, on the one hand, and the Company or its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. One of the directors of the Parent, Pierre Jacquard, in his capacity as the Chairman of Institut Francais du Petrole ("IFP"), has negotiated and executed an agreement with, among others, the Company's primary subsidiary, Syntron, Inc., to develop and market a seismic data acquisition system. This agreement between IFP and the Company, among others, was executed in March 1990 and remains in effect. In addition, the Parent and the Company conduct business with each other in the ordinary course.

10. SOURCE AND AMOUNT OF FUNDS

    Based on information furnished to the Parent and the Purchaser, the total number of Shares outstanding as of October 28, 1999 was 9,985,350. Based thereon, the total amount payable in respect of the Shares and the Options pursuant to the Offer and the Merger and to pay the Purchaser's and the Parent's related fees and expenses is approximately $74 million. The funds required to purchase the Shares tendered pursuant to the Offer will be provided to the Purchaser in the form of capital contributions or advances made by the Parent.

    Concurrently with the execution of the Merger Agreement, the Parent and Beacon Group Energy Investment Fund II, L.P. ("Beacon") entered into a subscription agreement (the "Subscription Agreement") pursuant to which, subject to the satisfaction of the conditions stated therein (including certain necessary approvals), the Parent will issue and Beacon, or an affiliate or affiliates of Beacon, will purchase shares of the Parent having an aggregate value of the Euro equivalent of at least $87 million (the "Beacon Financing"). The proceeds of the Beacon Financing will be used by the Parent primarily to finance or cause to be financed the Offer, the Merger and the transactions contemplated by the Merger Agreement and any good and valid corporate purpose of the Parent. The Parent also intends to commence during November 1999 a rights offering to the Parent's existing stockholders (the "Rights Offering"). The Offer is conditioned upon, among other things, the Parent having funds available to it from the Beacon Financing sufficient to consummate the Offer and the Merger and the Parent having received aggregate gross proceeds of at least FRF 300 million (approximately 46 million Euros as of the date of the Merger Agreement) in the Rights Offering. See Section 14.

    THE SUBSCRIPTION AGREEMENT. Pursuant to the Subscription Agreement, the Parent has agreed to issue and Beacon has agreed to purchase a number of the Parent's ordinary shares determined by dividing the Euro equivalent of $87 million by the average 20-trading day market price of the Parent's ordinary shares immediately prior to the date of the Subscription Agreement, adjusted to take into account the dilution resulting from the Rights Offering. The obligation of Beacon to purchase the shares is conditioned upon, among other things, the (a) accuracy at the closing date of the Subscription Agreement of the representations and warranties made by the Parent in the Subscription Agreement, (b) performance by the Parent on or prior to the closing date of all obligations and compliance with all covenants contained in the Subscription Agreement, (c) consummation by the Parent of the Rights Offering and the receipt of gross proceeds therefrom of at least 75 million Euros, (d) absence of any order, law, rule or regulation prohibiting or restricting the subscription of shares by Beacon or any proceeding before any governmental authority of similar effect, (e) completion of all necessary actions to register the shares on the Paris Bourse (other than actions that, by their terms, must occur after the closing), (f) approval by the Parent's stockholders of the capital increase necessitated by the Subscription Agreement and waiver of the stockholders' preemptive rights, (g) expiration of the Offer and satisfaction or waiver of all conditions thereto, except the condition relating to the Parent having sufficient funds to consummate the Offer,
(h) payment of a financial advisory fee to Beacon by the Parent, (i) election of Beacon's two nominees to the Parent's Board of Directors, (j) absence of any order enjoining or restraining the transactions, and (k) absence of any amendment or waiver of the material terms of the Parent's syndicated credit facility or bridge loan facility.

    In addition, the Parent has agreed that, among other things, it (a) will not, without the prior written consent of Beacon, raise the Per Share Amount in the Offer and the Merger, (b) will use its best efforts to obtain gross proceeds of at least 90 million Euros, before payment of underwriters fees and commission, under the Rights Offering, (c) will, except as consented to in writing by Beacon, conduct its business in the ordinary course and not enter into certain extraordinary transactions during the period from October 23, 1999 through the closing of the transactions contemplated by the Subscription Agreement, and (d) will use the proceeds from the sale of these shares primarily to fund the Offer and the Merger and any good and valid corporate purpose of the Parent. The Subscription Agreement provides that if Beacon breaches the Subscription Agreement and as a result the Parent cannot consummate the Offer and becomes obligated to pay a termination fee under the Merger Agreement, Beacon will pay such termination fee (not to exceed $1.5 million) as liquidated damages.

    THE RIGHTS OFFERING. Prior to the Expiration Date, the Parent intends to offer the current holders of its shares the right to purchase additional shares and the current holders of its American Depositary Shares (each an "ADS") (each ADS represents one-fifth of one share) the right to purchase additional ADSs (collectively, the "Rights"). The Parent's stockholders will be able to trade their share rights on the Paris BOURSE if they choose not to exercise them. If fully subscribed, the Parent expects to realize gross proceeds of between 75 million to 90 million Euros pursuant to the Rights Offering. The ADS rights will be exercisable for a certain time period during November, 1999 and the share rights will be exercisable and tradable for a certain time period during November, 1999. In both cases the Rights will terminate prior to the Expiration Date. If the Rights are not exercised during the applicable time period, the ADSs and shares underlying the Rights will be offered for sale to investors in an underwritten offering. The Parent's principal stockholders (which as of September 15, 1999 collectively owned approximately 25.45% of the outstanding shares) have indicated their intention to participate in the Rights Offering. As of the date of this Offer To Purchase, the Commission had not declared the registration statement, pursuant to which these securities will be registered for sale in the United States, effective and the Parent makes no representation that the Commission will declare the registration statement effective or that the Commission will do so in time for the Offer to be completed. The Offer is conditioned upon, among other things, the Parent receiving at least FRF
300 million (approximately 46 million Euros as of the date of the Merger Agreement) in the Rights Offering.

11. BACKGROUND OF THE OFFER

    From time to time, representatives of the Parent and the Company conducted discussions in the ordinary course of business and in respect of possible transactions.

    In 1995 and again in 1997, representatives of the Parent discussed with the managements of the Company and the Majority Stockholder the possibility of a strategic alliance between Sercel and the Company's subsidiary Syntron, Inc. The purposes of the alliance would have been to develop jointly a new marine seismic data acquisition system and to cooperatively market both marine and land seismic acquisition systems. In order to facilitate the purposes of the alliance, the Parent expressed interest in exchanging shares of the Parent or Sercel for shares in the Company or purchasing from the Company newly issued shares. On both occasions, those discussions terminated, largely because of the inability of the parties to agree on the relative value of the companies, the structure for the transaction, or the control of the companies.

    In July, 1998, Mr. Yves Lesage, the Chairman and Chief Executive Officer of the Parent, contacted Wendell W. Gamel, Chairman of the Board of the Majority Stockholder, and J. Michael Camp, who had just been elected as the President and Chief Executive Officer of the Majority Stockholder. In Paris, France, on
July 23, 1998 Messrs. Lesage, Camp and Richard F. Miles, President of the Company, exchanged ideas about the possible combination of Sercel and Syntron, Inc. However, subsequent discussions terminated when the seismic exploration industry suffered a sharp decline in August, 1998 due to the fall in global crude oil prices.

    In December, 1998, the Board of Directors of the Company and the Majority Stockholder received an unsolicited offer from Core Laboratories, N.V. to acquire the Company. During the following weeks, representatives of the Company negotiated with representatives of Core Laboratories and on January 18, 1999, Core Laboratories, the Company and the Majority Stockholder executed a definitive merger agreement providing for the acquisition of the Company by Core Laboratories. Under the terms of the merger agreement, the Company's Stockholders would have received in the merger 0.6788 of a Core Laboratories common share and $2.46 in cash for each Share owned by them at the time of the merger (which implied a price of $17.90 per Share based on the closing price of Core Laboratories's common shares on January 15, 1999).

    The Majority Stockholder, the Company and Core Laboratories subsequently terminated the proposed merger in March 1999. The Company reported that the continuing malaise among marine oilfield service contractors, resulting in possible reduced orders at Syntron, caused Core Laboratories to reassess the proposed transaction. As part of the termination, Core Laboratories paid the Company a $3.0 million termination fee through the cancellation of an equal amount of working capital advances previously made by Core Laboratories to the Company.

    In June, 1999, representatives of Beacon held discussions with the Company's management and the Majority Stockholder regarding a management-led buyout of the Company to be financed by Beacon. From time to time during this period, Beacon had a number of conversations with the Parent discussing various strategic transactions involving the Parent, including a possible acquisition of the Company. Those discussions resulted in the Company and Beacon entering into an exclusivity agreement on September 22, 1999 that contemplated a possible transaction involving (a) an acquisition of the Company for $75 million, $65 million of which would be payable in cash and $10 million of the consideration payable to the Majority Stockholder in the form of a subordinated promissory note, (b) the forgiveness of all Company intercompany payables to the Majority Stockholder (approximately $5.8 million), and (c) the release of the Majority Stockholder from all guarantees of the Company's current or future liabilities (the "Beacon Exclusivity Arrangement"). Pursuant to the Beacon Exclusivity Arrangement, the Company agreed to pay Beacon $350,000 and reimburse it for its out-of-pocket expenses if the Company entered into another transaction during the 45-day exclusivity period.

    On September 28 and September 29, 1999, the Parent's management met with Beacon to discuss their interest in the Parent acquiring the Company, utilizing cash to be invested in the Parent by Beacon. At such time, the Parent was preparing to launch the Rights Offering described above. After informally consulting the members of the Parent's Board of Directors, the Parent's management advised Beacon of its willingness to consider such an acquisition substantially in accordance with the Beacon Exclusivity Arrangement.

    A Beacon representative telephoned Mr. Camp on October 2, 1999 to advise him that the Parent was interested in acquiring the Company, utilizing cash to be invested in the Parent by Beacon. Mr. Camp was also advised that a condition to Beacon's funding of the acquisition would be a successful share capital increase by the Parent. After preliminary discussions, on October 4, 1999, Mr. Camp met with a representative of Beacon and Thierry Le Roux, Senior Executive Vice President of the Parent, to establish a schedule for due diligence and the process by which a definitive agreement could be negotiated. The following day, a meeting was held at Syntron, Inc., a subsidiary of the Company, with the executive staffs of the Company and the Parent to begin the due diligence investigation process which continued for more than two weeks.

    Between October 6 and October 15, 1999, numerous meetings and discussions were held between representatives of the Company, the Parent, Beacon and their respective legal and financial advisors concerning various business and legal issues with respect to the proposed transaction and the operations of the Company.

    On October 18, 1999, Mr. Camp and Mr. J. Rankin Tippins, the Vice President, Secretary and General Counsel of the Company and the Majority Stockholder, met a representative of Beacon and Mr. Le Roux, Jean-Maurice Dalongeville, Chief Financial Officer of Sercel S.A., Pascal Rouiller, Chief Operating Officer of Sercel, S.A., Valerie Fery, an in-house attorney at the Parent, and Mr. George Wood, Executive Vice President of the Parent's subsidiary, Sercel, Inc., at the offices of Sercel to finalize all business issues regarding the form of the proposed acquisition. In addition to the value of the Company, the issues discussed included the Majority Stockholder's willingness to indemnify the Parent for various matters relating to the Company, the Parent's willingness to pay cash in lieu of a subordinated note, the implications of an election under
Section 338(h)(10) of the Internal Revenue Code to treat the transaction as an asset sale, and the circumstances under which either the Parent or the Company would be entitled to terminate the transaction and the consequences of any such termination. The Majority Stockholder required that the Parent would make an offer for all shares of the Company on terms and conditions no less favorable than those that might be agreed for its majority interest. A telephone conference with representatives of the Majority Stockholder and the Parent occurred to address remaining identified issues. During the negotiations that followed, Mr. Camp agreed by telephone with Beacon and the Parent that the purchase price would be reduced to $67 million since the Company had paid its debts to the Majority Stockholder since the last published financial statement and the $10 million subordinated note to the Majority Stockholder was eliminated. The Majority Stockholder valued the transaction at approximately

$102 million when debt to be assumed or paid by the Parent was considered. At the conclusion of such discussions, the parties agreed to recommend to their respective Board of Directors an all cash offer for all Shares at the Per Share Amount, or an aggregate of $67 million, and on the other terms and conditions described herein.

    On October 20, 1999, the Company Board received at a meeting of the Company Board presentations from the Company's management and legal and financial advisors regarding the Parent's offer and the proposed forms of Merger Agreement and Shareholder Agreement. All of the members of the Company Board are affiliated with the Majority Stockholder.

    On October 22, 1999, the Parent's Board of Directors met to consider the proposed acquisition of the Company and the Beacon Financing therefor and received presentations from the Parent's management. After discussion, the Parent's Board of Directors authorized the Parent to proceed with both transactions, subject to the approval of the Beacon Financing by the Parent's stockholders.

    On October 22, 1999, the respective Boards of Directors of the Company and the Majority Stockholder each met again to consider and approve the proposed transaction. At its meeting, the Company Board considered the Company Financial Advisor's Opinion that, as of that date and subject to the matters described by it and set forth in the Opinion, the consideration to be received by the Stockholders of the Company pursuant to the Merger Agreement was fair from a financial point of view to the Stockholders of the Company. Following the discussion, five members of the Company Board voted in favor of the transactions contemplated by the Merger Agreement and one member voted against.

    On October 23, 1999, Mr. Camp, representatives of the Parent and representatives of Beacon and the parties' respective legal advisors met and signed the definitive agreements. On October 26, 1999, the Parent and the Company jointly announced that they had entered into the Merger Agreement. The Offer was formally commenced on the date of this Offer To Purchase.

    For additional information regarding the background of the Offer and the Merger, see "Item 4. The Solicitation or Recommendation--Reasons for the Recommendation; Background of the Merger and Offer" in the Company's
Schedule 14D-9 being furnished to Stockholders contemporaneously with this Offer To Purchase.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; THE SHAREHOLDER AGREEMENT; OTHER MATTERS

    PURPOSE OF THE OFFER AND THE MERGER. The purpose of the Offer and the Merger is to enable the Purchaser to acquire the entire equity interest in the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly.

    The Company represented to the Parent and the Purchaser in the Merger Agreement that (a) the Company Board (at a meeting duly called and held on October 22, 1999) (1) determined that the Merger Agreement, the Offer and the Merger are in the best interests of the Stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (3) took all other action necessary to render the limitations on control share acquisitions and business combinations contained in Sections 78.378 through 78.3793 and Sections 78.411 through 78.444 of Nevada Law (or any similar provision) inapplicable to the transactions, including the Offer, the Merger Agreement, the Shareholder Agreement and the Merger, and (4) resolved to recommend acceptance of the Offer and approval of the Merger by the Stockholders and adoption of the Merger Agreement by the Stockholders and (b) the Company Financial Advisor delivered to the Company Board its opinion as investment bankers that the consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair to the Stockholders from a financial point of view.

    PLANS FOR THE COMPANY. Following consummation of the Merger, the Parent presently intends to operate the Company as an indirect subsidiary under the name "Syntron Corporation." However, the Parent will conduct a further review of the Company and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. In particular, the Parent will consider how the businesses of the Company and its Subsidiaries might be integrated with the businesses of the Parent, CGG Americas, Sercel, its subsidiaries and other Parent subsidiaries. After such review, the Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist, and reserves the right to effect actions or changes that are not otherwise described in this Offer To Purchase. The Parent's decisions could be affected by information hereafter obtained, changes in general economic or market conditions or in the business of the Company or its subsidiaries, actions by the Company or its subsidiaries and other factors.

    Except as otherwise described in this Offer To Purchase or described in the immediately preceding paragraph, the Purchaser, the Parent and the directors and executive officers of the Purchaser and the Parent listed on Schedule I have no current plans or proposals that would result in (a) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries,
(b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (c) any material change in the present Company Board or management of the Company, (d) any material change in the present capitalization or dividend policy of the Company, (e) any material change in the Company's corporate structure or business, (f) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, or (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act.

THE MERGER AGREEMENT

    The summary of the material terms of the Merger Agreement that follows is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1 and is incorporated herein by reference. This summary may not contain all the information that is important to you. Accordingly, the Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. The Merger Agreement may be examined and copies obtained from the offices of the Commission in the same manner set forth in
Section 8 above. Defined terms used below and not defined have the respective meanings assigned to those terms in the Merger Agreement.

    THE OFFER. The Merger Agreement contemplates the commencement of the Offer and prescribes conditions to the consummation of the Offer. For a description of the Offer Conditions, see Section 14. Assuming the prior satisfaction or waiver of the Offer Conditions, the Parent will cause the Purchaser to accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date or any extension thereof.

    THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement and Nevada Law, at the Effective Time, the Purchaser will be merged with and into the Company. In the event the Purchaser acquires at least 90% of the Shares in the Offer, the Parent may elect at its sole discretion instead to merge the Company into the Purchaser, which would not require the approval of the Company's Stockholders under Nevada Law. In either case, the directors and officers of the Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified or until their earlier death, resignation or removal.

    CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any Stockholder, each Share (except Shares held in the Company treasury and Shares owned by the Parent or any of its Subsidiaries, which will be canceled and no consideration will be paid with respect thereto) issued and outstanding immediately before the Effective Time will be converted into the right to receive the Per Share Amount, or such higher per share amount as is paid in the Offer. At the Effective Time, each share of common stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation. As a result of the Merger, the Company will become an indirect, wholly owned subsidiary of the Parent.

    STOCK OPTION PLANS AND OPTIONS. The Merger Agreement provides that the Company will use its reasonable best efforts to provide that, at the Effective Time, each holder of a then-outstanding option to purchase Shares under any of the Company's stock option plans, whether or not then exercisable, will, in settlement thereof, receive from the Company for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Merger Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"). All Options will be terminated as of the Effective Time and thereafter represent only the right to receive the Option Consideration. No Option Consideration will be paid with respect to any Option unless, at or prior to the time of such payment, such Option is canceled and the holder of such Option has executed and delivered a release of any and all rights the holder had or may have had in respect of such Option. The Company has agreed to use its reasonable best efforts to assure that following the Effective Time no holder of Options shall have the right to acquire equity securities of the Company, the Surviving Corporation or any subsidiary and to terminate all Options and rights to do so.

    REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Pursuant to the Merger Agreement, the Company has made representations and warranties about, among other things, (a) the organization, corporate powers and qualifications of the Company and each of its Subsidiaries, (b) the corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, (c) the capitalization of the Company, (d) the Company's Subsidiaries, (e) interests in other companies, (f) the absence of any conflicts, breaches or defaults triggered by the Merger Agreement and the transactions contemplated by the Merger Agreement, (g) its compliance with Laws,
(h) the accuracy of the Company's documents filed with the Commission, (i) the Company's financial statements and financial condition, (j) the absence of certain litigation, (k) the absence of certain changes to the Company's business, (l) Taxes, (m) Intellectual Property and real property,
(n) millennium compliance, (o) material contracts of the Company,
(p) compliance with Environmental Laws, (q) Company Benefit Plans and ERISA compliance, and (r) brokerage or finders fees. Certain of the representations and warranties of the Company will survive the Effective Time and may serve as the basis of a claim for indemnification by the Parent from the Majority Stockholder, subject to the terms, conditions and limitations set forth in the Shareholder Agreement. See "The Shareholder Agreement-Rights to Indemnification."

    REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE PURCHASER. Pursuant to the Merger Agreement, the Parent and the Purchaser have made representations and warranties about, among other things, (a) the organization, corporate powers and qualifications of the Parent and the Purchaser, (b) the corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, (c) the absence of any conflicts, breaches or defaults triggered by the Merger Agreement and the transactions contemplated by the Merger Agreement, (d) the absence of brokerage or finders fees, (e) the accuracy of documents filed by the Parent with the Commission, (f) the Parent's financial statements, and (g) the financing of the Offer and the Merger. None of the representations and warranties of the Parent or the Purchaser will survive the Effective Time.

    CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The completion of the Merger depends upon the satisfaction of a number of customary conditions, including completion of the Offer in accordance with the terms of the Merger Agreement, approval of the Merger by the Company's Stockholders in the manner required by Nevada Law, and the absence of any legal restraint preventing consummation of the Merger.

    COVENANTS. The Merger Agreement requires the Company and its Subsidiaries, from the date of the Merger Agreement until the Effective Time, to operate their respective businesses in the ordinary course and to use their reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and other key employees and to preserve their relationships with all key customers, suppliers and other Persons having business dealings with them. The Merger Agreement restricts the Company from entering into certain types of transactions outside the ordinary course of business without the consent of the Parent, including, among others, paying dividends, making changes in its capital structure, redeeming its capital stock, issuing additional shares of capital stock or rights to acquire its capital stock, amending its organizational documents, making material dispositions of assets, incurring certain additional indebtedness, amending its employee benefit or compensation plans, permitting liens on its property or assets and entering into or amending certain material contracts.

    EMPLOYEE BENEFITS. The Merger Agreement provides that, for a one year period from the Effective Time, the Surviving Corporation will provide benefits to the employees of the Company and its Subsidiaries that are not materially less favorable in the aggregate than those currently provided by the Company (other than those related to the equity securities of the Company). Participants will be credited with their service with the Company in determining their right to participate and vesting under any successor employee plans.

    DIRECTORS. Promptly upon the purchase of Shares pursuant to the Offer, the Parent will be entitled to designate such number of directors, rounded up to the next whole number, as will give the Parent representation on the Company Board (including committees of the Company Board) that is proportionate to its ownership interest in the Company, subject to compliance with Section 14(f) of the Exchange Act. Notwithstanding the foregoing, at all times prior to the Effective Time, the Company Board will include at least two directors of the Company who are currently directors of the Company (the

"Continuing Directors"). After the appointment of the Parent's designees to the Company Board, all decisions on behalf of the Company with respect to the Merger Agreement or any amendment of the Articles of Incorporation or By-laws of the Company must be approved by a majority of the Continuing Directors.

    AGREEMENT TO DEFEND AND INDEMNIFY. The Surviving Corporation will assume all obligations to indemnify the current or former directors or officers of the Company and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time. The Company and the Surviving Corporation, as applicable, have agreed to maintain in effect for not less than six years after the Offer Completion Date policies of directors' and officers' liability insurance equivalent in all material respects to those maintained by or on behalf of the Company and its Subsidiaries on the date of the Merger Agreement, with annual premiums not to exceed 150% of the annual premium currently paid by the Company and its Subsidiaries for such insurance.

    DIVIDENDS AND DISTRIBUTIONS. If between the date of the Merger Agreement and the Effective Time the outstanding Shares have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the amount payable in the Offer will be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The Merger Agreement provides that the Company and its Subsidiaries will not without the prior written consent of the Parent (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock,
(b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (c) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or (d) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

    NO SOLICITATION. The Merger Agreement requires the Company, its affiliates and their respective representatives to cease any existing discussions or negotiations immediately with any parties with respect to any Company Takeover Proposal. In addition, the Company has agreed not to, and to not permit its Subsidiaries to, solicit, initiate, encourage (including, without limitation, by way of furnishing information), participate in any discussions or negotiations, or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes or reasonably may give rise to any Company Takeover Proposal, other than if the failure to do so would result in a breach of the Company Board's fiduciary duties to the Stockholders under applicable Law. If the Company Board receives a Company Takeover Proposal that it did not solicit and that did not result from the breach of any of the provisions in the Merger Agreement by the Company and that it determines in good faith is a Superior Proposal, the Company Board may furnish information and participate in negotiations regarding such Superior Proposal. If the Company Board determines that the failure to accept such Superior Proposal would result in a breach of its fiduciary obligations under applicable Law, the Company Board may withdraw or modify its recommendation or approval of the Offer, the Merger or the Merger Agreement, terminate the Merger Agreement and/or approve or recommend a Superior Proposal. The Company, however, must provide the Parent with at least five business days' notice of its intention to terminate the Merger Agreement and information regarding the terms of any Superior Proposal to enable the Parent the opportunity to modify its proposal so that such alternative proposal would no longer be a Superior Proposal. The taking of certain actions in connection with a Company Takeover Proposal will result in the payment by the Company of a $1.5 million termination fee under certain circumstances. See "--Termination Fees."

    TERMINATION. The Merger Agreement may be terminated at any time whether or not the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, by the mutual consent of the Parent and the Company, or by action of the Board of Directors of either party under the following circumstances:

    - The Merger is not completed by February 15, 2000 (the "Outside Date"), other than due to the breach of the terminating party, provided that the Outside Date will be extended to March 31, 2000 if the Merger has not occurred by February 15, 2000 because (a) any applicable Antitrust Approvals or waiting periods under the HSR Act or the antitrust laws of the European Union or any member country thereof have not been obtained or have not expired, as the case may be, or (b) at least 90% of the Voting Securities were not validly tendered (and not withdrawn) in the Offer; or

    - A court or other Governmental Entity enjoins, restrains or otherwise prohibits the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement pursuant to a final, nonappealable order; or

    - The Offer is not consummated due to the failure of any of the Offer Conditions (See Section 14); or

    - The other party is in material breach of its representations and warranties contained in the Merger Agreement and such party has not cured such breach within 15 days after written notice of such breach and such breach could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the breaching party; or

    - The other party is in material breach of its covenants under the Merger Agreement and such party has not cured such breach within 15 days after written notice of such breach.

In addition, the Company may terminate the Merger Agreement as described above under "No Solicitation" and the Parent may terminate the Merger Agreement if:

    - The Company Board authorizes or causes the Company to enter into an agreement with respect to a Company Takeover Proposal; or

    - The Company Board changes in a manner adverse to the Parent, withdraws or fails to reconfirm its recommendation of the Merger; or

    - The Company approves or recommends a Company Takeover Proposal; or

    - The Company Board resolves to withdraw or modify its recommendation or approve or recommend a Company Takeover Proposal; or

    - The Company or any of its officers, directors, employees, representatives or agents materially breaches the "No Solicitation" covenant; or

    - The Parent's stockholders shall not have approved the reserved capital increase necessary to consummate the Beacon Financing (the "Parent Stockholder Approval").

    TERMINATION FEES. The Company is required to pay the Parent a termination fee of $1.5 million in any of the following circumstances set forth in items 1 through 5 below:

    1. The Company terminates the Merger Agreement as described under "No Solicitation" above; or

    2. The Parent terminates the Merger Agreement because the Company Board accepts, or enters into, an agreement with respect to a Company Takeover Proposal or the Company Board changes in a manner adverse to the Parent, withdraws or fails to reconfirm its recommendation of the Offer or the Merger or approves or recommends a Company Takeover Proposal; or

    3. The Parent terminates the Merger Agreement because the Company violates the "No Solicitation" provisions described above; or

    4. The Parent terminates the Merger Agreement because the Merger has not occurred prior to the Outside Date or the Offer has not been consummated as a result of the failure of any of the Offer Conditions and each of the following clauses (a), (b) and (c) shall be true:

    (a) At the time of such termination:

       - The Minimum Condition has not been satisfied; and

       - The Parent Stockholder Approval and the approval of the Parent's Board of Directors of the capital increase necessary to consummate the Rights Offering have been obtained; and

       - The Company is in breach of its representations, warranties or covenants under the Merger Agreement or there shall have occurred a material adverse change in the Company or the Company's senior lender shall have failed to extend the termination date of its loans to the Company to the Offer Completion Date so as to result in any such case in a failure of one of the Offer Conditions; and

       - The Parent and the Purchaser are not in breach of their representations, warranties or covenants under the Merger Agreement so as to give the Company a right to terminate the Merger Agreement; and

    (b) Prior to such termination, a Company Takeover Proposal or an intention to make a Company Takeover Proposal shall have been publicly disclosed; and

    (c) Prior to such termination or within six months after such termination, the Company or any Subsidiary shall have entered into a Company Acquisition Agreement or closed a Company Takeover Proposal; or

    5. The Parent terminates the Merger Agreement because the Company is in material breach of any of its representations, warranties or covenants and at the time of the termination (a) a Company Takeover Proposal or an intention to make a Company Takeover Proposal had been publicly disclosed and (b) prior to or within six months from the termination a Company Acquisition Agreement is entered into or a Company Takeover Proposal is closed.

    The Parent is required to pay the Company a termination fee of $1.5 million if all of the following have occurred:

    - The Merger Agreement is terminated either (a) by the Parent or the Company because the Offer has not been consummated prior to the Outside Date or
      (b) by the Parent because the Parent Stockholder Approval was not obtained; and

    - At the time of such termination any Financing Condition shall not have been satisfied; and

    - At the time of such termination the Parent is not entitled to terminate the Merger Agreement due to a material breach by the Company of its representations, warranties or covenants under the Merger Agreement or under circumstances relating to a Company Takeover Proposal or a change in the recommendation of the Company Board (in each case, as described under "--Termination" above).

    AMENDMENT. The Merger Agreement may be amended by the Company, the Parent and the Purchaser, by action taken by their respective Boards of Directors (or similar governing bodies), at any time before or after approval by the Stockholders of matters presented in connection with the Merger. Notwithstanding the foregoing, after any such Stockholder approval, no amendment may be made which by Law requires the further approval of the Stockholders without obtaining such further approval.

    WAIVER. Subject to the limitations set forth in the Merger Agreement, at any time prior to the Effective Time, any party to the Merger Agreement may
(a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties or in any document delivered under the Merger Agreement, and
(c) waive compliance with any of the agreements or conditions.

THE SHAREHOLDER AGREEMENT

    The following is a summary of the material terms of the Shareholder Agreement and is qualified in its entirety by reference to the complete text of the Shareholder Agreement, a copy of which is filed with the Commission as an exhibit to the Schedule 14D-1 and is incorporated herein by reference. This summary may not contain all the information that is important to you. Accordingly, the Shareholder Agreement should be read in its entirety for a more complete description of the matters summarized below. The Shareholder Agreement may be examined, and copies obtained from the offices of the Commission in the same manner as set forth in Section 8 above. Defined terms used below and not defined have the respective meanings assigned to those terms in the Shareholder Agreement.

    In connection with the execution of the Merger Agreement, the Majority Stockholder, the Purchaser and the Parent have entered into the Shareholder Agreement. The Majority Stockholder beneficially owns 80.1% of the currently outstanding Shares and 73.3% of the Shares calculated on a fully diluted basis as of the date hereof. All of the Shares beneficially owned by the Majority Stockholder, including any Shares acquired by the Majority Stockholder and its affiliates after the date of the Shareholder Agreement (collectively, the "Offer Shares"), are subject to the terms of the Shareholder Agreement.

    SALE OF SHARES. The Majority Stockholder has agreed to tender, pursuant to and in accordance with the terms of the Offer, all of the Offer Shares not later than the fifth Business Day after commencement of the Offer, and to not withdraw such Shares. In the event that, notwithstanding the foregoing sentence, any Offer Shares are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such Offer Shares will remain subject to the terms of the Shareholder Agreement.

    PROXY. The Majority Stockholder has granted the Parent, the Purchaser or any nominee thereof, an irrevocable proxy to vote all the Shares the Majority Stockholder beneficially owns at the time of such vote, (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby and (b) against (1) any Company Takeover Proposal, (2) any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement, and (3) certain material transactions or other actions that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Shareholder Agreement and the Merger Agreement.

    THE PARENT OPTION. The Majority Stockholder has granted the Parent an irrevocable option to purchase for cash any or all of the Shares beneficially owned by the Majority Stockholder at the Per Share Amount (the "Parent Option"). Subject to the closing conditions set forth above, the Parent Option may be exercised by the Parent, in whole or in part, if (a) the Majority Stockholder has not validly tendered, or has withdrawn, the Majority Stockholder's Shares prior to the Expiration Date or (b) the Merger Agreement becomes terminable under circumstances that could entitle the Parent to termination fees (regardless of whether the Merger Agreement is actually terminated). The Parent Option terminates upon termination of the Merger Agreement; however, if such termination arose under circumstances that could entitle the Parent to receive the Company Termination Fee, the Parent Option will not terminate until 180 days after such termination of the Merger Agreement. The 180-day period referred to above will be extended in order to obtain any required Regulatory or Antitrust Approvals that, if not obtained, would have the effect of making the purchase of the Majority Stockholder's Shares illegal.

    The obligation of the Majority Stockholder to sell the Shares to the Parent or the Parent's nominee is subject to the conditions that (a) all waiting periods for the Antitrust Approvals have expired or have been terminated,
(b) all Regulatory Approvals have been obtained or made, the failure of which to have obtained or made would have the effect of making the purchase of Shares by the Parent or the Parent's nominee illegal, and (c) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such sale or acquisition is in effect.

    SHARE TRANSACTIONS. During the term of the Shareholder Agreement, the Majority Stockholder has agreed not to take certain actions that could frustrate the performance by the Majority Stockholder of its obligations under the Shareholder Agreement, including, among others, accepting any tender or exchange offer for the Shares (other than the Offer) or otherwise selling, transferring, pledging, assigning, hypothecating or otherwise disposing of, or encumbering with any Lien, any of the Shares, or depositing the Shares into a voting trust, entering into a voting agreement or arrangement with respect to the Shares, or granting any proxy or power of attorney with respect to the Shares, except pursuant to the Shareholder Agreement.

    NO SOLICITATION. The Majority Stockholder has agreed not to solicit, participate in any negotiations or discussions regarding, initiate or encourage submission of proposals or offers from any Person relating to, or that could reasonably be expected to lead to, any Company Takeover Proposal. The Majority Stockholder has agreed to advise the Parent immediately in writing of the receipt of request for information or any inquiries or proposals relating to any Company Takeover Proposal.

    RELATED TRANSACTIONS. The Parent has agreed that, within five business days after a majority of the Company Board is comprised of the Parent's designees, it shall (a) deliver to the Majority Stockholder releases from the guarantees given by the Majority Stockholder to lenders under two of the Company's bank credit facilities and (b) pay, or cause to be paid, all amounts owed by the Company to the Majority Stockholder for loans made, if any, by the Majority Stockholder to the Company after the date of the Shareholder Agreement and all amounts owed by the Company to the Majority Stockholder pursuant to the terms of the Corporate Services Agreement and the Tax Allocation Agreement entered into between the Majority Stockholder and the Company in May 1996.

    TAX ELECTION. The Majority Stockholder and the Purchaser have agreed to join in a timely election pursuant to Section 338(h)(10) of the Internal Revenue Code (and under any comparable provision of any state or local law) ("338(h)(10) Election") with respect to the Shares and each target affiliate, as such term is defined in Section 338(h)(6) of the Internal Revenue Code, of the Company ("Target Affiliate"), the effect of which will be that the purchase of the Shares by the Purchaser will be treated as a sale of assets by the Company and each Target Affiliate for federal income tax purposes and for applicable state and local tax purposes. Any tax liability arising with respect to the 338(h)(10) Election will be the responsibility of the Majority Stockholder.

    RIGHTS TO INDEMNIFICATION. The Majority Stockholder has agreed to indemnify the Parent, the Purchaser and their respective affiliates for (i) breach of any representation, warranty or covenant of the Majority Stockholder in the Shareholder Agreement, (ii) breach of any covenant of the Company in the Merger Agreement, (iii) breach by the Company of its representations and warranties in the Merger Agreement as to organization, authority and good standing; authorization and effectiveness of the Merger Agreement; the Company's capital structure; the Company's Subsidiaries and other interests; the Company's Commission filings and financial statements; litigation; required approvals; and brokers and finders fees, and (iv) subject to individual exceptions, claims by Persons who are not employees of the Company or any of its Subsidiaries resulting from the termination of their Options as of the Effective Time. The Majority Stockholder's obligation to indemnify the Parent, the Purchaser and their respective affiliates for breaches of the Company's representations and warranties under the Merger Agreement applies only with respect to claims asserted prior to April 30, 2001. The Majority Stockholder has no such liability unless the aggregate damages of the Parent and its affiliates resulting from a breach of such representations and warranties exceeds $500,000. The Majority Stockholder's aggregate liability for breaches of the Company's representations and warranties is limited to $10 million.

    The Parent and the Purchaser have agreed to indemnify the Majority Stockholder and its respective affiliates for damages resulting from the breach of any representation, warranty or covenant of the Parent or the Purchaser contained in the Merger Agreement or the Shareholder Agreement. Parent and Purchaser have also agreed to indemnify, reimburse and hold harmless the Majority Stockholder and its affiliates from and against all damages asserted against or incurred by the Majority Stockholder and its affiliates, and for all payments made or required to be made by the Majority Stockholder and its affiliates, in respect of any of the guarantees issued by the Majority Stockholder with respect to indebtedness of the Company to the extent such damages or payments arise out of (1) the change in control of the Company due to the consummation of the Offer or the Merger or (2) events occurring after a majority of the Company Board is comprised of the Parent's designees (other than damages arising from a Company breach prior to such change in the Company Board).

OTHER MATTERS

    EFFECTS OF INABILITY TO CONSUMMATE THE MERGER. If the Parent controls more than a majority of the outstanding Shares following the consummation of the Offer, but the Merger is not consummated, the other Stockholders will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval. If for any reason following completion of the Offer, the Merger is not consummated, the Parent and the Purchaser reserve the right, subject to any applicable legal restrictions, to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by the Parent and the Purchaser.

    STATUTORY REQUIREMENTS. In general, under Nevada Law a merger of two Nevada corporations requires the adoption and approval by the board of directors of each of the two constituent corporations and by the affirmative vote of the holders of at least a majority of all the outstanding shares of stock of each constituent corporation entitled to vote on such merger. According to the Company's Articles of Incorporation, the Shares are the only securities of the Company which entitle the holders thereof to voting rights.

    Nevada Law also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger in which that subsidiary merges into the parent company without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the Shares, the Purchaser could, and intends to, subject to tax consequences of such election, effect a merger of the Company into the Purchaser without prior notice to, or any action by, any other Stockholder.

    DISSENTERS' RIGHTS. No dissenters' or appraisal rights are available in connection with the Offer or the Merger under Nevada Law unless the Shares are no longer quoted on Nasdaq at the time of the Merger. In such case, Stockholders would be entitled to dissent from the Merger and demand fair value of the Shares subject to compliance with Nevada Law.

    GOING PRIVATE TRANSACTIONS. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. However, the Purchaser believes that Rule 13e-3 will be inapplicable because it is anticipated that (a) the Shares will be deregistered under the Exchange Act prior to the Merger or other business combination or (b) the Merger or other business combination will be consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger

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
and the consideration offered to minority Stockholders be filed with the Commission and disclosed to minority Stockholders prior to consummation of the Merger.

13. DIVIDENDS AND DISTRIBUTIONS

    If between the date of the Merger Agreement and the Effective Time, the outstanding Shares have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the amount payable in the Offer will be correspondingly adjusted on a per-share basis to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

    The Merger Agreement provides that the Company and its Subsidiaries will not without the prior written consent of the Parent (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (c) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or (d) redeem, purchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

14. CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares, and (subject to any such rules or regulations) may postpone the acceptance for payment or payment for any Shares tendered, and, subject to the terms of the Merger Agreement, may amend or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for pursuant to the Offer) (a) unless the following conditions have been satisfied: (1) the Minimum Condition and
(2) the Regulatory Approvals and the Antitrust Approvals or (b) if at any time on or after the date of the Merger Agreement and before the Expiration Date (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall have occurred:

           (1) Any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which
       (i) restricts, prevents or prohibits consummation of the transactions contemplated by any of the Merger Agreement, including the Offer or the Merger, (ii) prohibits, limits or otherwise adversely affects the ownership or operation by the Parent or any of its subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries or compels the Company, the Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries,
       (iii) imposes material limitations on the ability of the Parent, the Purchaser or any other Subsidiary of the Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, or (iv) in connection with the Offer or the Merger or the transactions contemplated by the Merger Agreement, affects the Purchaser, the Company or any of their respective affiliates in a manner which, in the sole judgment of the Purchaser, may have or be likely to have a Company Material Adverse Effect (as defined in the Merger Agreement) or a material adverse effect on the Purchaser or any of its affiliates or otherwise makes consummation of the Offer or the Merger or the consummation of the transactions contemplated by the Merger Agreement unduly burdensome; or

           (2) There shall be instituted or pending any action or proceeding before any United States or foreign court or Governmental Entity by any United States or foreign Governmental Entity seeking any order, decree or injunction having any effect set forth in paragraph (1) above; or

           (3) The representations and warranties of the Company contained in this Agreement (i) that are qualified by materiality or Company Material Adverse Effect shall not be so true and correct as of the Expiration Date (as the same may be extended from time to time) and (ii) that are not qualified by materiality or Company Material Adverse Effect shall not be true and correct in all material respects as of the Expiration Date (as the same may be extended from time to time), in each case as though made anew on and as of such date (except for representations and warranties made as of a specified date, which shall be so true and correct as of the specified date); or

           (4) The Company shall not have performed or complied in all material respects with its covenants under the Merger Agreement and such failure continues until the later of (i) 15 calendar days after actual receipt by it of written notice from the Parent setting forth in reasonable detail the nature of such failure or (ii) the Expiration Date; or

           (5) There shall have occurred any material adverse change, or any development that is reasonably likely to result in a material adverse change, in the business, financial condition, results of operations or prospects of the Company and its subsidiaries, taken as a whole, other than any such material adverse effect resulting from (i) factors generally affecting the marine seismic industry, the oil field services industry or the United States economy, (ii) the exercise or threatened exercise by Petroleum Geophysical Services ("PGS") of the option to acquire a non-exclusive right to use certain intellectual property of the Company as described in the After Sales Support Agreement, dated as of January 4, 1995, between PGS and Syntron, Inc., a copy of which has been provided by the Company to the Purchaser, or (iii) any failure by the Company to meet any specific financial projections or any change in the financial projections provided to the Purchaser or the Parent, or any of their representatives or advisors, whether provided before or after the date of the Merger Agreement, provided, however, that this clause (iii) shall not exclude any material adverse effect resulting from any change, effect, event or condition that has had or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; or

           (6) The Merger Agreement shall have been terminated in accordance with its terms; or

           (7) The Company Board shall have (i) withdrawn or materially modified or changed its recommendation of the Offer, the Merger or the Merger Agreement (including by amendment of Schedule 14D-9) in a manner adverse to the Purchaser or the Parent or failed to reconfirm its approval or recommendation within five Business Days after a written request to do so, (ii) approved or recommended, or proposed publicly to approve or recommend, any Company Takeover Proposal, (iii) authorized or caused the Company to enter into a Company Acquisition Agreement, or (iv) resolved or publicly disclosed any intention to do any of the foregoing; or

           (8) There shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NYSE or the Paris BOURSE, (ii) a decline of at least 20% in either the Dow Jones Average of Industrial Stocks, the Standard & Poor's 500 Index or CAC-40 index from the date of the Merger Agreement, (iii) the declaration of a banking moratorium or any limitation or suspension of payments in respect of the extension of credit by banks or other lending institutions in the United States, (iv) any commencement of war, armed hostilities or other international or national calamity directly involving the United States or having a significant adverse effect on the functionality of financial markets in the United States, or (v) in the case of any of the foregoing, existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

           (9) The Parent Financing Approvals shall not have been obtained; or

           (10) The Parent shall not have consummated the rights offering for its ordinary shares in the United States and Europe with gross aggregate proceeds of at least FRF 300,000,000 (approximately 46 million Euros as of the date of the Merger Agreement) to the Parent; or

           (11) At the time of the consummation of the Offer, the Parent shall not have funds available to it from the Financing sufficient to consummate the Offer and the Merger on the terms contemplated by the Merger Agreement (the conditions referred to in paragraphs (9), (10) and (11) are referred to herein collectively as the "Financing Conditions"); or

           (12) The "Termination Date" under each of the Loan Agreement, dated as of December 6, 1996 (as amended), between the Company and Wells Fargo Bank (Texas), National Association, as agent, and the Loan Agreement, dated as of December 6, 1996 (as amended), between Syntron, Inc. and Wells Fargo Bank (Texas), National Association, as agent, shall not have been extended to the Offer Completion Date.

    The foregoing conditions are for the sole benefit of the Purchaser and its Affiliates and may be asserted by the Purchaser, or the Parent on behalf of the Purchaser, regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its Affiliates other than a material breach by the Purchaser or the Parent of the Merger Agreement) giving rise to any such condition or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right and may be asserted at any time and from time to time. Any good faith determination by the Purchaser concerning any of the events described herein will be final and binding.

    The Purchaser acknowledges that the Commission believes that (a) if the Purchaser is delayed in accepting the Shares it must either extend the Offer or terminate the Offer and promptly return the Shares and (b) the circumstances in which a delay in payment are permitted are limited and do not include unsatisfied conditions of the Offer, except with respect to most required regulatory approvals.

15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

    Except as described in this Offer To Purchase, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, but without any independent investigation, neither the Purchaser nor the Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares as contemplated in this Offer To Purchase or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of the Shares by the Purchaser as contemplated in this Offer To Purchase. Should any approval or other action be required, the Purchaser and the Parent presently contemplate that approval or other action will be sought, except as described below under "State Takeover Laws." There can be no assurance, however, that that approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 above for certain conditions to the Offer.

    STATE TAKEOVER LAWS. A number of states throughout the United States (including Nevada where the Company is incorporated) have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in those states. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, the Parent and the Purchaser believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made certain corporate acquisitions more difficult. In CTS CORP. V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that the laws were applicable only under certain conditions. Subsequently, in TLX ACQUISITION CORP. V. TELEX CORP., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. V. MCREYNOLDS, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held, in GRAND METROPOLITAN PLC V. BUTTERWORTH, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

    The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger although, pursuant to the Merger Agreement, the Company has represented that the Company Board has taken appropriate action to render Sections 78.378 through 78.3793 inclusive, and Sections 78.411 through 78.444 inclusive of Nevada Law inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer To Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more state takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14.

    ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar-day waiting period following the filing by the Purchaser of a Notification and Report Form with respect to the Offer, unless the Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Such filing is expected to be made as soon as practicable after the date of this Offer To Purchase. If, however, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Purchaser concerning the Offer, the waiting period will be extended and would expire
11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, the waiting period may be extended only by court order or with the consent of the Purchaser. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while the negotiations continue. The Offer is conditioned on, among other things, the expiration of all HSR waiting periods. See Section 14.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. While the Parent and the Purchaser believe that the Offer and the Merger do not involve a violation of antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result of that challenge. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation.

    FOREIGN APPROVALS. The Parent is a foreign corporation and conducts business in a number of foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer or the Merger, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Parent's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that such approvals or consents will be granted and, if such approvals or consents are received, there can be no assurance as to the date of such approvals or consents.

16. FEES AND EXPENSES

    MacKenzie Partners, Inc. has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. The Purchaser will pay the Information Agent customary compensation for such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses in connection therewith.

    In addition, Continental Stock Transfer & Trust Company has been retained as the Depositary. The Purchaser will pay the Depositary customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Parent nor the Purchaser will pay any fees or commissions to any broker dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Parent or the Purchaser for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) Stockholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Stockholders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

    The Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments to the
Schedule 14D-1, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in
Section 8 above (except that they will not be available at the regional offices of the Commission).

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PARENT OR THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Neither the delivery of this Offer To Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Parent, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer To Purchase.

                                          SERCEL ACQUISITION CORP.

October 29, 1999

                                                                      SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF THE PARENT AND THE PURCHASER

A. DIRECTORS AND EXECUTIVE OFFICERS OF THE PARENT

    The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Parent. Unless otherwise indicated below, (1) each individual has held his or her positions for more than the past five years, (2) the business address of each person is 1, rue Leon Migaux, 91341 Massy, France, and (3) each individual is a citizen of the Republic of France.

DIRECTORS:

                                 PRESENT PRINCIPAL OCCUPATION OR
                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT    BUSINESS ADDRESS IF OTHER
NAME AND AGE                                 HISTORY                   THAN AS SET FORTH ABOVE
------------                   -----------------------------------  -----------------------------
Robert Brunck, 50............  Chairman and Chief Executive
                               Officer of the Parent
                               (1999-Present); Vice Chairman and
                               President of the Parent
                               (1998-1999); President and Chief
                               Operating Officer of the Parent
                               (1995-1998); Vice President of
                               Administration and Development of
                               the Parent (1991-1995).

ISIS (represented by Jacques   Executive Vice President of ISIS, a  4, Avenue de Bous-Preau
  Burger), 61................  subsidiary of Institut Francais du   BP 314, 92506
                               Petrole (IFP), an agency of the      Rueil-Malmaison
                               French government (1996-Present).    France
                               Director for drilling and
                               production of IFP (1993-1996).

Jean Dunand, 59..............  Financial and legal director of      4, Avenue de Bous-Preau
                               ISIS (1999-Present); Deputy General  BP 314, 92506
                               Manager of the Upstream division of  Rueil-Malmaison
                               Total Fina, S.A. (1994-1999)         France

Robert Castaigne, 53.........  Chief Financial Officer of Total
                               Fina, S.A. (1994-Present).

Pierre Jacquard, 64..........  President and Chief Executive        4, Avenue de Bous-Preau
                               Officer of ISIS (1999-Present);      BP 314, 92506
                               Chairman and President of IFP        Rueil-Malmaison
                               (1995-Present); General Manager of   France
                               IFP (prior to 1995).

                                 PRESENT PRINCIPAL OCCUPATION OR
                               EMPLOYMENT AND FIVE-YEAR EMPLOYMENT    BUSINESS ADDRESS IF OTHER
NAME AND AGE                                 HISTORY                   THAN AS SET FORTH ABOVE
------------                   -----------------------------------  -----------------------------
Christian Marbach, 62........  Advisor to the General Management
                               of Suez-Lyonnais des Eaux
                               (1996-Present); Chairman and Chief
                               Executive Officer of Coflexip Stena
                               Offshore (1995-1996); Chairman and
                               Chief Executive Officer of Coflexip
                               S.A.A. (1991-1995).

Jean-Pierre Marchand, 61.....  Retired; Finance and International
                               Senior Executive Vice President of
                               Societe Generale S.A. (1997-1999);
                               Executive Vice President of Societe
                               Generale S.A. (1992-1997).

Roland Ruscher, 56...........  Deputy Vice President of the
                               Exploration and Reservoir Division
                               of Total Fina, S.A. (1996-Present);
                               Executive President of the
                               Reservoir Engineering Division of
                               Total Fina, S.A. (1993 to 1996).

Bernard Yoncourt, 59.........  Senior Executive Vice President of
                               ABN AMRO France (1997-Present);
                               President of UECIC (1996-1997);
                               General Secretary of Pinault
                               Printemps Redoute (1995-1996).

Yves Lesage, 62..............  Retired; Chairman of the Parent      54B Rue Alexandre Guilmant
                               (1995-1999); Chairman of SOGERAP     92190 Mendon
                               (1994-1995).                         France

EXECUTIVE OFFICERS:

    The following table sets forth the names of the current executive officers of the Parent who serve as members of the Parent's Comite Executif and as Secretary of the Comite Executif.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME AND AGE                                                      EMPLOYMENT HISTORY
------------                                   --------------------------------------------------------
Robert Brunck, 50............................  Chairman and Chief Executive Officer of the Parent
                                               (1999-Present); Vice Chairman and President of the
                                               Parent (1998-1999); President and Chief Operating
                                               Officer of the Parent (1995-1998); Vice President of
                                               Administration and Development of the Parent
                                               (1991-1995).

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME AND AGE                                                      EMPLOYMENT HISTORY
------------                                   --------------------------------------------------------
Christian Lerat, 62..........................  Executive Vice President of the Parent (1996-Present);
                                               Vice President of the Parent's Data Processing Product
                                               line (1995-1996); Data Processing Product Manager
                                               (1986-1995).

Gerard Chambovet, 46.........................  Senior Executive Vice President of the Parent's
                                               Geophysical Services (1998-Present); Executive Vice
                                               President Acquisition Product line (1995-1998); Manager
                                               of the Parent's data processing center in France and
                                               Europe (1987-1995).

Thierry Le Roux, 45..........................  Senior Executive Vice President of the Parent's
                                               Geophysical Equipment (1998-Present); Executive Vice
                                               President of the Parent's Geophysical Equipment
                                               (1995-1998); Business Development Manager (1992-1995).

Michel Ponthus, 53...........................  Senior Executive Vice President, Administration &
                                               Finance of the Parent (1998-Present); Group Chief
                                               Financial Officer of the Parent (1995-1998);
                                               Administrative and Financial Vice President of Petitjean
                                               Industries (1990-1995).

Jean-Francois Marquaire, 39..................  Executive Vice President in charge of the Americas
                                               1998-Present); the Parent's Executive Vice President of
                                               Human Resources and Legal Affairs (1995-1998); General
                                               Counsel (1990-1995).

Eric Deliac, 43..............................  Executive Vice President of Research/ Development and
                                               Geoscience (1998-Present); Executive Vice President of
                                               the Parent's Geoscience (1997-1998); Senior Executive
                                               Vice President of Research and Development of Elf
                                               Exploration and Production (1993-1997).

The Secretary of the Executive Committee (Comite Executif):

Christophe Pettenati-Auziere, 47.............  Vice President, Offshore and Investors Relations
                                               (1999-Present); Vice President of Business Development
                                               and Investor Relations (1998-1999); Vice President of
                                               Seismic Acquisition (1996-1998); Executive Vice
                                               President International Operations of Coflexip
                                               (1990-1996).

B. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

    The directors of the Purchaser are Thierry Le Roux and George Wood and the executive officers of the Purchaser are Mr. Le Roux, President, and Mr. Wood, Secretary and Treasurer. Mr. Le Roux is also an executive officer of the Parent. Mr. Le Roux is a citizen of the Republic of France and Mr. Wood is a citizen of the United States. Information concerning the present principal occupation or employment and material occupation, positions, offices or employment for the past five years of Mr. Le Roux is set forth above and of Mr. Wood is set forth below.

                                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR
NAME AND AGE                                                      EMPLOYMENT HISTORY
------------                                   --------------------------------------------------------
George Wood, 50..............................  Executive Vice President of Sercel, Inc. (1998-Present);
                                               Vice President for Manufacturing and Product
                                               Development, Tulsa, of Sercel, Inc. (1997-1998); Western
                                               Geophysical, various positions (1994-1999).

    Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                          THE DEPOSITARY FOR THE OFFER IS:

                   Continental Stock Transfer & Trust Company
                            Two Broadway, 19th Floor
                           Reorganization Department
                            New York, New York 10004

                             BY FACSIMILE TRANSMISSION:
                        (For Eligible Institutions only)
                                 (212) 616-7610

                          For Information (call collect):
                              (212) 509-4000 x535

    Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer To Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:
                                     [LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
                      Phone: (212) 929-5500 (call collect)
                       or call toll free: (800) 322-2885